Exhibit 21.1
Subsidiaries of Activant Solutions Inc.

Subsidiary	Jurisdiction
Activant Solutions Canada Limited	Canada
Activant Solutions Espana SL	Spain
Activant Solutions Ireland Ltd.	Ireland
Activant Solutions UK, Ltd.	United Kingdom
Activant Wholesale Distribution Solutions Inc.	New Jersey
HM Coop LLC	Delaware
Internet Auto Parts, Inc.	Delaware
Speedware Europe Limited	United Kingdom
Speedware Group Canada, Ltd.	Canada
Speedware LTEE. / LTD.	Canada
Speedware Solutions Mexico, S.A. de C.V.	Mexico
Speedware Group, Inc.	Delaware
Speedware America, Inc.	Delaware